UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 21, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony deeply saddened to report a loss-of-life incident at Mponeng mine

Johannesburg, Friday, 21 February 2025. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) deeply regrets to report a loss of life incident as a result of a fall of ground following a seismic event at Mponeng mine, near Carletonville, yesterday morning.

All relevant authorities and stakeholders have been informed and an investigation, led by the Department of Mineral and Petroleum Resources (DMPR), has begun.
Beyers Nel, the Group Chief Executive Officer of Harmony says: “The safety and wellbeing of our employees is, and will always be, our number one priority. This tragic loss of life is devastating. We extend our heartfelt condolences to his family and friends. We are committed to zero harm, and yet recent events remind us that we must do more with urgency, with unity, and with unwavering resolve.”

Harmony held a Visible Felt Leadership day on Wednesday, to reinforce the emphasis on safety and to reiterate to Harmonites that they have the right to withdraw from any area where they may feel unsafe.

Ends.
For more details contact:
Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Or
Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120
Or
Mashego Mashego
Executive Director
+27 (0)82 767 1072

21 February 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 21, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director